UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

MiNK Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

603693102

(CUSIP Number)

Garo H. Armen, Ph.D.

c/o MiNK Therapeutics, Inc.

149 Fifth Avenue

Suite 500

New York, NY 10010

Telephone: (781) 674-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603693102

1.	Name of Reporting Persons Garo H. Armen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,514,320*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,514,320
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.68%**
14.	Type of Reporting Person (See Instructions) IN

*

Includes (i) 728,010 shares of common stock held directly by the Reporting Person, (ii) 657,315 are held by the Garo H. Armen Grantor Retained Annuity Trust Agreement 2023 #1 (the “2023 GRAT”), (iii) 342,685 are held by the Garo H. Armen Grantor Retained Annuity Trust Agreement 2022 #1 (the “2022 GRAT” and, together with the 2023 GRAT, the “GRATs”) and (iv) 1,786,310 shares of common stock issuable to the Reporting Person upon exercise of stock options that are exercisable as of the date hereof or will become exercisable within 60 days of such date. The Reporting Person is a director and executive officer of Agenus Inc. (“Agenus”). He may influence voting and disposition of the shares of the Issuer’s common stock held by Agenus.

**

Based on an aggregate of 34,519,540 shares of the Issuer’s common stock reported to be outstanding as of November 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

1.	Name of Reporting Persons The Garo H. Armen Grantor Retained Annuity Trust Agreement 2023 #1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 657,315
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 657,315
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.90%*
14.	Type of Reporting Person (See Instructions) OO

*

Based on an aggregate of 34,519,540 shares of the Issuer’s common stock reported to be outstanding as of November 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

1.	Name of Reporting Persons The Garo H. Armen Grantor Retained Annuity Trust Agreement 2022 #1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 342,685
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 342,685
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 342,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.99%*
14.	Type of Reporting Person (See Instructions) OO

*

Based on an aggregate of 34,519,540 shares of the Issuer’s common stock reported to be outstanding as of November 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Explanatory Note

Dr. Armen (as defined in Item 2 below) previously reported beneficial ownership of the Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) in a statement on Schedule 13G. The previous statement on Schedule 13G was filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Dr. Armen’s beneficial ownership of common stock has been regularly reported and disclosed in Form 4s filed with the Securities and Exchange Commission (the “SEC”), when required. The Reporting Persons are now filing this statement on Schedule 13D (the “Statement”) due to changes to the Reporting Persons’ beneficial ownership during the preceding 12 months.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.00001 per share (the “Common Stock”), of MiNK Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 149 Fifth Avenue, Suite 500, New York, NY 10010.

Item 2. Identity and Background

(a) This Statement is filed jointly by (i) Garo H. Armen, an individual, (ii) the 2023 GRAT and (iii) the 2022 GRAT (together with Garo H. Armen and the 2023 GRAT, the “Reporting Persons”). Dr. Armen is the sole trustee of the 2023 GRAT and 2022 GRAT.

(b) The business address of each Reporting Person is c/o MiNK Therapeutics, Inc., 149 Fifth Avenue, Suite 500, New York, NY 10010.

(c) Dr. Armen is the Chairman of the Board of Directors of the Issuer.

The 2022 GRAT and 2023 GRAT are trusts established under the laws of Missouri for the benefit of Dr. Armen.

(d)–(e) During the last five years, the Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Armen is a citizen of the United States. The 2022 GRAT and 2023 GRAT are organized under the laws of Missouri.

Item 3. Source and Amount of Funds or Other Consideration

Open-Market Purchases

On May 2, 2023, the Dr. Armen used approximately $94,850 of personal funds to purchase 100,000 shares of Common Stock through open-market transactions.

Dividend to Agenus Inc. Shareholders

On March 29, 2023, the Board of Directors of Agenus declared a stock dividend consisting of an aggregate of 5.0 million shares of Common Stock held by Agenus to record holders of Agenus’ common stock, par value $0.01 per share as of the close of business on April 17, 2023 (the “Record Date”). On May 1, 2023, Agenus paid such dividend and distributed 0.0146 of a share of Common Stock for each share of Agenus’ common stock that was outstanding as of the close of business on the Record Date. In connection with such dividend, Dr. Armen received 11,610 shares of Common Stock.

Option Grants

On January 16, 2024, options granted to Dr. Armen to purchase 200,000 shares of Common Stock pursuant to the Issuer’s 2021 Equity Incentive Plan vested and became exercisable.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares described in Item 3 for investment purposes only. The Reporting Person does not have any current plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, but the Reporting Person will evaluate his options and may change his plans or proposals in the future. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons beneficially own 3,514,320 shares of Common Stock of the issuer, constituting approximately 9.68% of the outstanding shares of Common Stock of the Issuer.

(b) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 3,514,320, including 728,010 shares of Common Stock held directly by Dr. Armen, (ii) 657,315 are held by the 2023 GRAT, (iii) 342,685 are held by the 2022 GRAT and (iv) 1,786,310 shares of Common Stock issuable to Dr. Armen upon exercise of stock options that are exercisable as of the date hereof. Because Dr. Armen is trustee of the GRATs, he is deemed to have sole power over voting and disposition of the shares of Common Stock held by the GRATs. Dr. Armen accordingly has sole voting power and dispositive power with respect to all of the shares of Common Stock to which this Schedule 13D relates.

(c) The Reporting Persons have not effected any other transactions in the Common Stock within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

Other than as described herein, there are no contracts, arrangement, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Joint Filing Agreement, dated February 14, 2024, by and between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	/s/ Garo H. Armen, Ph.D.
Garo H. Armen, Ph.D.

The Garo H. Armen Grantor Retained Annuity Trust Agreement 2023 #1

Date: February 14, 2024	/s/ Garo H. Armen, Ph.D.
Name: Garo H. Armen, Ph.D. Title: Trustee

The Garo H. Armen Grantor Retained Annuity Trust Agreement 2022 #1

Date: February 14, 2024	/s/ Garo H. Armen, Ph.D.
Name: Garo H. Armen, Ph.D. Title: Trustee